SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 700,049
Number of
Shares Beneficially	8.	Shared Voting Power 1,403,868 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 700,049
Person With
	10.	Shared Dispositive Power 1,403,868 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,917 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 1,968,882 (1)
Number of
Shares Beneficially	8.	Shared Voting Power 561,868
Owned by
Each Reporting	9.	Sole Dispositive Power 1,968,882 (1)
Person With
	10.	Shared Dispositive Power 561,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,750 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 871,500 Shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 145,428
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 145,428
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 100,684
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 100,684
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 871,500
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 871,500
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 842,000
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 842,000
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 714,364
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 714,364
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 318,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 318,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 187,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 187,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 243,278
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 243,278
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

Explanatory Note:

Gary Stern (“Gary Stern”), Ricky Stern (“Ricky Stern”), Emily Stern (“Emily Stern”), Arthur Stern (“Arthur Stern”), GMS Family Investors LLC (“GMS”), Asta Group, Incorporated (“Asta Group”), the Ricky Stern Family 2012 Trust (the “RSFT”), the Ricky Stern 2012 GST Trust (the “RSGST”), the Emily Stern Family 2012 Trust (the “ESFT”), the Emily Stern 2012 GST Trust (the “ESGST,” and together with Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, GMS, Asta Group, RSFT, ESFT, and RSGST, the “Stern Group”), Asta Finance Acquisition Inc. (“Parent”) and Asta Finance Acquisition Sub Inc. (“Merger Sub,” and together with Parent, the “Parent Parties”) (the Stern Group and the Parent Parties collectively, the “Reporting Persons”) are filing this Amendment No. 2 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2020 (as so amended, the “Stern Group Schedule 13D”). Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Stern Group Schedule 13D, as previously filed by the Reporting Persons. To the extent a Reporting Person has previously filed a Schedule 13D with the SEC, this Stern Group Schedule 13D constitutes an amendment to such Reporting Person’s Schedule 13D. Except for information specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Stern Group Schedule 13D of the Reporting Persons jointly, or any such Reporting Person’s individual Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following to the Stern Group 13D and amended as to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

Parent has entered into a Second Amendment to Commitment Letter dated April 3, 2020, dated as of August 25, 2020 (the “Second Commitment Letter Amendment”), further amending the Commitment Letter with Bank Leumi USA (“Bank Leumi”), dated as of April 3, 2020, and amended as of June 25, 2020 (the “Debt Commitment Letter”). The Second Commitment Letter Amendment extends the termination date of the Debt Commitment Letter from September 17, 2020 to October 31, 2020. The foregoing summary of the Second Commitment Letter Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Commitment Letter Amendment, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Exhibits.
Exhibit No.	Description

99.1	Second Amendment to Commitment Letter dated April 3, 2020, dated as of August 25, 2020, by and between Bank Leumi USA and Asta Finance Acquisition Inc.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2020

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS Family Investors LLC

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Manager

Asta Group, Incorporated

By: /s/ Gary Stern

Name: Gary Stern

Title: President

Ricky Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Ricky Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Emily Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Emily Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Asta Finance Acquisition Inc.

By: /s/ Gary Stern

Name: Gary Stern

Title: President

Asta Finance Acquisition Sub Inc.

By: /s/ Gary Stern

Name: Gary Stern

Title: President